UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                                 NCO Group, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    628858102
                             ----------------------
                                 (CUSIP Number)

                               CRW Financial, Inc.

                              443 South Gulph Road

                            King of Prussia, PA 19406
                                 (610) 878-7400
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 2, 1997
                        --------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.    628858102

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CRW Financial, Inc.
      23-2691986

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

                                            OO

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or (e)                                                            |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

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                           7        SOLE VOTING POWER

                                    595,178

                           _____________________________________________________
    NUMBER OF              8        SHARED VOTING POWER
     SHARES
  BENEFICIALLY                       0
    OWNED BY
     EACH                  _____________________________________________________
   REPORTING               9        SOLE DISPOSITIVE POWER
    PERSON
     WITH                            595,178

                           _____________________________________________________

                           10       SHARED DISPOSITIVE POWER

                                    0

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  595,178

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           8.1%

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14    TYPE OF REPORTING PERSON*

                                           CO

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                      SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         This statement relates to shares of the common stock, no par value ("Common Stock") of NCO Group, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 1740 Walton Road, Blue Bell, PA 19244.

Item 2.  Identity and Background.

         (a)      CRW Financial, Inc.

                  (a-1)   State of Incorporation:  Delaware
                  (a-2)   Principal Business:  Indirect provider of teleservices

         (b) Principal business address: 443 South Gulph Road, King of Prussia, PA 19406

         (c) Principal office address: 443 South Gulph Road, King of Prussia, PA 19406

         (d) During the last five years, the Reporting Company has not been convicted in a criminal proceeding.

         (e) During the last five years, the Reporting Company has not been a party to a civil proceeding the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On February 2, 1997, the Reporting Company acquired 345,178 shares of Common Stock and warrants to purchase 250,000 shares of Common Stock in partial payment by issuer for the purchase of certain assets of the Reporting Company.

Item 4.  Purpose of Transaction.

         On February 2, 1997, the Reporting Company acquired 345,178 shares of Common Stock and warrants to purchase 250,000 shares of Common Stock in partial payment by issuer for the purchase of certain assets of the Reporting Company. The Reporting Company intends to dispose of its shares of common stock pursuant to and in accordance with certain registration rights granted by the Issuer.

Item 5.  Interest in Securities of the Issuer.

         (a) As of February 2, 1997, the Reporting Company beneficially owned 595,178 shares of Common Stock. Based upon the Issuer's most recent public filings, this represents beneficial ownership of approximately 8.1% of the Issuer's issued and outstanding Common Stock.

         (b) The Reporting Company has sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of all shares of Common Stock beneficially owned by him and described herein.

         (c)      See response to Item 3 above.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to Be Filed as Exhibits.

         None.





                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1997           /s/ Jonathan P. Robinson
       -----------------           --------------------------------------------
                                   JONATHAN P. ROBINSON, Chief Financial Officer